UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

Victoria Place

31 Victoria Street

Hamilton H10, Bermuda

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Information Contained in this Form 6-K Report

On May 11, 2021, Paysafe Limited issued a press release announcing its financial condition and results of operations for the quarter ended March 31, 2021. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Paysafe Limited under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Press Release, dated May 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

PAYSAFE LIMITED

By:	/s/ Ismail Dawood
Name:	Ismail Dawood
Title:	Chief Financial Officer

Date: May 11, 2021

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